OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2012
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
001-34211

CUSIP NUMBER
38526M 106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Grand Canyon Education, Inc.

Full Name of Registrant

Former Name if Applicable
3300 West Camelback Road

Address of Principal Executive Office (Street and Number)
Phoenix, Arizona 85016

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
In its Current Report on Form 8-K filed on November 7, 2011 (the “8-K”), Grand Canyon Education, Inc. (the “Company”) announced that it had determined, as of November 3, 2011, after consultation with its independent registered public accountants, to restate its financial statements for the fiscal year ended December 31, 2010 and the fiscal quarters ended June 30, 2010, September 30, 2010, March 31, 2011 and June 30, 2011 to reflect a change in the methodology by which it calculates its allowance for doubtful accounts. Under its new methodology, which is given effect beginning in June 2010, the Company disaggregates its receivable balances due from students based on each student’s school status (active or inactive) and treats receivables due from former students as a separate pool that are fully reserved for and written off in a much more accelerated timeframe. The methodology for reserving for receivables due from current students remains similar to the prior methodology. As a result of this change, the Company concluded that it understated bad debt expense, and overstated operating income and net income, for the applicable periods.

While the effects of the restatement and related disclosures have been prepared, and the restated balances were included in the 8-K, the Company and its auditors are currently in the process of undertaking final reviews of the amendments and/or changes to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011 and June 30, 2011 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 (the “Form 10-Q”) necessitated by the restatement. In addition, the Company is still working with its auditors to evaluate the level of internal control deficiency and any other issues that the restatement raises and expects to report on its conclusion in the Form 10-Q and in the amended filings referenced above, as applicable. Although management has been working diligently to complete and finalize these filings, the Company was unable, without unreasonable effort or expense, to complete this work on or before 5:30 p.m. on November 9, 2011.

The Company expects that it will be able to complete the work described above in time for the Company to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 within the five-day extension provided by Rule 12b-25. The Company is still working with its auditors to evaluate the level of internal control deficiency and any other issues that the restatement raises and expects to report on its conclusion in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011 and in the amended filings referenced above, as applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Daniel E. Bachus	602	639-6648
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Grand Canyon Education, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2011	By	/s/ Daniel E. Bachus

Daniel E. Bachus
Chief Financial Officer

Part IV Section (3)
Explanation of Changes in Results of Operations
As a result of the proposed restatement of the Company’s financial statements, the Company concluded that it understated bad debt expense, and overstated operating income and net income, for the applicable periods covered by the restatement, including the three-month and nine-month periods ended September 30, 2010, with related impacts on the Company’s statements of cash flows and stockholders’ equity. Accordingly, the Company will restate the September 2010 balances in the Form 10-Q, as set forth below.
The following tables summarize the unaudited quarterly results of operations as originally reported and as restated for the three and nine months ended September 30, 2010 with the restated amounts reflecting amounts that would have been reported under the Company’s refined allowance methodology.

	Three Month Ended September 30, 2010		Nine Months Ended September 30, 2010
	As Reported	As Restated	As Reported	As Restated
Net revenue	$98,946	$98,946	$285,794	$285,794
Costs and expenses:
Instructional costs and services	42,070	45,717	120,472	133,609
Selling and promotional	28,103	28,103	83,955	83,955
General and administrative	6,608	6,608	18,888	18,888
Exit costs	27	27	232	232

Total costs and expenses	76,808	80,466	223,547	236,684

Operating income	22,138	18,491	62,247	49,110
Net interest expense	(143)	(143)	(551)	(551)

Income before income taxes	21,995	18,348	61,696	48,559
Income tax expense	9,077	7,606	24,902	19,603

Net income	$12,918	$10,742	$36,794	$28,956

Earnings per share:
Basic income per share(1)	$0.28	$0.23	$0.80	$0.63

Diluted income per share(1)	$0.28	$0.23	$0.79	$0.62

Basic weighted average shares outstanding	45,746	45,746	45,715	45,715

Diluted weighted average shares outstanding	46,351	46,351	46,413	46,413

The following is a summary of the changes on the Company’s statement of cash flows.

	Nine Months Ended
	September 30, 2010
	As Reported	As Restated
Net income	$36,794	$28,956
Provision for bad debts	16,347	29,483
Deferred income taxes	(4,163)	(9,461)
Net cash provided by operating activities	80,534	80,534
The following is a summary of the changes on the Company’s balance sheet.

	As of September 30, 2010
	As Reported	As Restated
Accounts receivable, net of allowance for doubtful accounts of $11,412(As Reported) and $24,548(As Restated)	$32,722	$19,586
Deferred income taxes — current	9,204	14,502
Total current assets	153,074	145,236
Total assets	281,542	273,704
Accumulated earnings	52,409	44,571
Total stockholders’ equity	127,105	119,267
Total liabilities and stockholders’ equity	281,542	273,704